UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                           AMENDED SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11)


COMARCO, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

200080109
(CUSIP Number)


                                                David L. Hefflinger
Alan S. Parsow                                  McGrath, North, Mullin
General Partner                                   & Kratz, P.C.
P. O. Box 0449                                  1400 One Central Park Plaza
Elkhorn, NE 68022                               Omaha, NE 68102
(402) 289-3217                with a copy to    (402) 341-3070

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



MAY 28, 1996
(Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
CUSIP NO. 200080109           13D               Page 2 of 7 Pages


1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

          Parsow Partnership, Ltd., a Limited Partnership / 47-
0541937

2.   Check the Appropriate Box if a Member of a Group

          /X/  (a)                 /_/  (b)

3.   SEC Use Only



4.   Source of Funds


          WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

           __
          /_/

6.   Citizenship or Place of Organization

          Nebraska

                              7. Sole Voting Power

                                   202,400 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person
     With                     9. Sole Dispositive Power

                                   202,400 Shares


                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


          202,400 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
           __
          /_/

CUSIP NO. 200080109           13D               Page 3 of 7 Pages

13.  Percent of Class Represented by Amount in Row 11

     Approximately 4.39% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 200080109           13D               Page 4 of 7 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

          Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

          /X/  (a)                 /_/  (b)

3.   SEC Use Only



4.   Source of Funds


          WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

           __
          /_/

6.   Citizenship or Place of Organization

          Nebraska

                              7. Sole Voting Power

                                   24,000 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person
     With                     9. Sole Dispositive Power

                                   24,000 Shares


                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


          24,000 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares
           __
          /_/

CUSIP NO. 200080109           13D               Page 5 of 7 Pages

13.  Percent of Class Represented by Amount in Row 11

     Approximately .52% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 200080109           13D               Page 6 of 7 Pages

Item 1.   SECURITY AND ISSUER.

     The securities to which this Amended Schedule 13D relates are shares of common stock of Comarco, Inc. ("Comarco"), whose principal executive offices are located at 22800 Savi Ranch Parkway, Suite 214, Yorba Linda, California 92687. Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") are the entities making this filing. This filing constitutes Amendment No. 11 to the Schedule 13D of Parsow Partnership, Ltd. and Amendment No. 7 to the Schedule 13D of Elkhorn Partners Limited Partnership.


Item 2.   IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Statement is being filed by the Partnerships. The sole general partner of both Partnerships is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of both Partnerships consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

     (d)-(e) Neither of the Partnerships nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnerships have acquired Comarco common stock through open market purchases. The purchase price was obtained from the Partnerships' working capital and from margin account borrowings from brokers.


Item 4.   PURPOSE OF THE TRANSACTION.

     The Partnerships have acquired the Comarco common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the Comarco common stock, Comarco's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional Comarco common shares either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnerships may dispose of the Comarco common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise. In addition, the Partnerships reserve the right to take such other actions in respect of their respective investments in the Comarco common stock as they may deem appropriate in light of the circumstances existing from time to time, including, without limitation, seeking representation on the board of directors of Comarco or taking other steps with management designed to enhance shareholder value.

CUSIP NO. 200080109           13D               Page 7 of 7 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) As of May 28, 1996, Parsow Partnership, Ltd. owns 202,400 shares of Comarco common stock and Elkhorn Partners Limited Partnership owns 24,000 shares of Comarco common stock. The Comarco proxy statement for the annual meeting of stockholders to be held on July 10, 1996 reported that there were outstanding 4,718,959 shares of Comarco common stock as of May 13, 1996. Based on this number, Parsow Partnership, Ltd. owns approximately 4.39% of the Comarco common stock and Elkhorn Partners Limited Partnership owns approximately .52% of the Comarco common stock.

     (c) During the past 60 days, Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership sold shares of Comarco common stock as previously reported on an Amended Schedule 13D dated May 17, 1996. In addition, since May 18, 1996, Parsow Partnership, Ltd. has sold 62,500 shares of Comarco common stock, in open market transactions, at prices ranging from $19.95 to $21.70 and Elkhorn Partners Limited Partnership has sold 14,000 shares of Comarco common stock, in open market transactions, at prices ranging from $20.575 to $21.70.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither of the Partnerships nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Comarco including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.


                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED:  May 29, 1996.


Elkhorn Partners                        Parsow Partnership, Ltd.,
  Limited Partnership                     A Limited Partnership


By:   /s/ Alan S. Parsow                By:   /s/ Alan S. Parsow
   _________________________
_________________________
   Alan S. Parsow                          Alan S. Parsow
   General Partner                         General Partner